Filed Pursuant to Rule 433
Registration Statement No. 333-164783
March 2, 2010

Pricing Term Sheet dated as of March 2, 2010

Annaly Capital Management, Inc. (NYSE: “NLY”)
Offering of

$100,000,000 aggregate principal amount of
4.00% Convertible Senior Notes due 2015
(the “Convertible Senior Notes Offering”)

The information in this pricing term sheet relates only to the Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated March 2, 2010, including the documents incorporated by reference therein, and (ii) the related base prospectus dated February 8, 2010, each filed under Registration Statement No. 333-164783.

Issuer: Trade Date: Settlement Date: Notes: Aggregate Principal Amount Offered: Public Offering Price: Proceeds, Before Expenses, to the Issuer: Maturity:

Annaly Capital Management Inc., a Maryland corporation.

March 2, 2010.

March 5, 2010.

4.00% Convertible Senior Notes due 2015.

$100.0 million aggregate principal amount of Notes.

100% / $100.0 million total.

97% / $97.0 million total.

The Notes will mature on February 15, 2015, unless earlier repurchased or converted.

Annual Interest Rate: Interest Payment and Record Dates:

4.00% per annum.

Interest will accrue from February 12, 2010, and will be payable semiannually in arrears on February 15 and August 15 of each year, beginning on August 15, 2010, to the person in whose name a Note is registered at the close of business on February 1 or August 1, as the case may be, immediately preceding the relevant interest payment date; provided, however, that investors will be required to pay accrued interest from February 12, 2010 through the settlement date as part of the purchase price.

Initial Conversion Price: Initial Conversion Rate:	$21.456 per share of the Issuer’s common stock. 46.6070 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Use of Proceeds:

The Issuer intends to use substantially all of the net proceeds to purchase mortgage-backed securities, with the remaining proceeds to be used for general corporate purposes, which may include additional investments.

Commissions and Discounts:

After the initial offering of the Notes, the underwriter may from time to time vary the offering prices and other selling terms. The underwriter may offer and sell Notes through certain of its affiliates.

CUSIP / ISIN: Mandatory conversion:

035710AA0 / US035710AA05

The Issuer may at any time cause the notes, in whole or in part, to be automatically converted into shares of its common stock if the daily VWAP of its common stock exceeds 130% of the applicable conversion price for at least 10 trading days in a period of 15 consecutive trading days.

Coupon make-whole:

Upon a mandatory conversion of the notes, noteholders will be entitled to receive a “coupon make-whole” payable in additional shares of common stock and equal to the dollar amount of the remaining scheduled payments of interest that would have been made on the notes to be converted had such notes remained outstanding from the conversion date until maturity.

Fundamental change:

Noteholders may require the Issuer to repurchase all or a portion of their notes at a price equal to 100% of the principal amount of notes to be repurchased plus any accrued and unpaid interest up to, but excluding, the repurchase date. Notes will be repurchased in exchange for shares of the Issuer’s common stock using a price per share equal to the average daily VWAP of the Issuer’s common stock for the 20 consecutive trading days ending on the trading day immediately prior to the occurrence of the fundamental change.

Change of control make-whole:

Noteholders converting in connection with a fundamental change will be entitled to receive a change of control-make whole. The following table sets forth the conversion value and the change of control make-whole to be received per $1,000 principal amount of notes:

					Conversion Value as a Percentage of $1,000 of Principal Amount of Notes
Effective Date	83.33%	90.00%	100.00%	110.00%	120.00%	130.00%	140.00%	150.00%	175.00%	200.00%	250.00%	300.00%	400.00%	500.00%	600.00%
February 12, 2010	16.6667	16.6667	16.6667	16.6667	16.6667	15.5443	14.6152	13.8497	12.4166	11.3922	9.8846	8.6594	6.4845	4.5316	2.8182
February 15, 2011	16.6667	16.6667	16.6667	16.2569	14.6321	13.3700	12.3813	11.5971	10.2229	9.3248	8.1027	7.1370	5.3613	3.6198	1.8823
February 15, 2012	16.6667	16.6667	16.2413	13.7661	11.9113	10.5348	9.5182	8.7638	7.5742	6.8866	6.0238	5.3525	4.0974	2.8558	1.7429
February 15, 2013	16.6667	16.6667	13.4153	10.5460	8.4997	7.0788	6.1148	5.4683	4.6103	4.2058	3.7340	3.3505	2.6059	1.8633	1.1177
February 15, 2014	16.6667	14.1129	9.2648	6.0122	3.9854	2.7995	2.1410	1.7895	1.4736	1.3787	1.2514	1.1280	0.8811	0.6342	0.3873
February 15, 2015	16.6667	10.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

     The exact stock prices and effective dates may not be set forth in the table above, in which case:

  If the conversion value is between two conversion value amounts in the table or the effective date is between two effective dates in the table, the change of control make-whole percentage will be determined by a straight- line interpolation between the change of control make-whole percentage set forth for the higher and lower conversion value amounts and the two dates, as applicable, based on a 365-day year.

  If the conversion value is greater than 600.00%, no adjustment to the change of control make-whole percentage will be made.

  If the conversion value is less than 83.33%, no adjustment to the change of control make-whole percentage will be made.

     Notwithstanding the foregoing, in no event will the change of control make-whole exceed 16.6667% of the par value of the notes.

_________________________________

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, the issuer or Credit Suisse Securities (USA) LLC will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037.

This communication should be read in conjunction with the preliminary prospectus supplement dated March 2, 2010 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.